August 15, 2024

Scott Lindquist
Executive Vice President and Chief Financial Officer
CNA Financial Corporation
151 N. Franklin
Chicago, IL 60606

        Re: CNA Financial Corporation
            Form 10-K for Fiscal Year Ended December 31, 2023
            File No. 001-05823
Dear Scott Lindquist:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Segment Results, page 33

1.     We note your disclosure of    underlying loss ratio    and    underlying
combined ratio    on
       page 33, which are presented as    loss ratio excluding catastrophes and
development    and
          combined ratio excluding catastrophes and development, respectively, in the tables on pages 36, 38, and 40. Please tell us how you determined that these ratios do not constitute non-GAAP financial measures considering these measures exclude the impact of catastrophe losses and development-related items. Refer to Rule 101(a) of Regulation G and Question 100.05 of the Division of Corporation Finance's C&DI on Non-GAAP
       Financial Measures. Please revise future filings as applicable, also ensuring consistent use of terminology.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact William Schroeder at 202-551-3294 or John Spitz at 202-551-3484 with
 August 15, 2024
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any questions.



                  Sincerely,

                  Division of Corporation Finance
                  Office of Finance